ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 618-1758     Fax:  (604) 687-4212

News Release

July 4, 2007

Symbol “AKV”: TSX Venture Exchange

SEC Form 20F Registration CIK:  1194506

Symbol “AXVEF”: OTC BB

ACREX GRANTS NEW SHARE PURCHASE OPTIONS

Acrex Ventures Ltd. (“Acrex”) has granted options to directors, officers and service providers with respect to 650,000 shares of the Company, with 5-year terms, exercisable at $0.16 per share.

Options which Acrex had previously granted with respect to 600,000 shares of Acrex expired June 3, 2007.

The new options relating to 650,000 shares have been granted pursuant to Acrex’s Option Plan.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations -

Tel:   604-618-1758

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

“T.J. Malcolm Powell”

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.